FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

Commission File Number: 1-14646

Sinopec Beijing Yanhua Petrochemical Company Limited

(Translation of registrant’s name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐         No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

Dated:	August 21, 2003	By:	/s/ DU GUOSHENG

		Name: Title:	Du Guosheng Chairman of the Board

Exhibit Index

a.	An announcement of the interim results for the six-month period ended 30 June 2003 by the Company, published on newspaper on August 18, 2003.

Exhibit a

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China (the”PRC”))

INTERIM RESULTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2003

The board of directors of Sinopec Beijing Yanhua Petrochemical Company Limited (the “Company”) is pleased to announce the unaudited interim results for the six-month period ended 30 June 2003 (the “Reporting Period”).

During the first half of 2003, the economy of the People’s Republic of China (the “PRC”) grew at great momentum with its gross domestic product (“GDP”) for the first quarter of 2003 increased by 9.9%, which has tremendously increased the market demand and the price of domestic petrochemical products in the PRC. In the second quarter of 2003, the outbreak of the war in Iraq resulted in intense fluctuations in the price of crude oil in the international market, whilst the outburst of the Severely Acute Respiratory Syndrome (“SARS”) in the PRC has again yielded adverse effect on the sale of the products. Facing these adverse elements, the management of the Company maintained a clear focus and responded in a timely and proper fashion to have the effect of these adverse elements eliminated to the furthest extent possible, and thereby largely improved the business performance of the Company during the Reporting Period, as compared with that of the previous year.

During the first half of 2003, the Company achieved total sales of RMB5,493.5 million, representing an increase of 30.0% as compared with that of the same period in the previous year. The profit from ordinary activities before taxation and the profit attributable to shareholders were RMB 297.7 million and RMB 192.2 million, respectively, representing an increase of 356.6% and 481.2% as compared to those of the same period in 2002.

The following are the unaudited interim results of the Company for the six-month period ended 30 June 2003

INTERIM FINANCIAL REPORT (UNAUDITED)

Prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (see note 1).

This interim financial report is unaudited, but has been reviewed in accordance with the Statement of Auditing Standard 700 “Engagements to review interim financial reports”, issued by the Hong Kong Society of Accountants, by KPMG, whose unmodified review report is included in the interim report to be sent to the shareholders of the Company.

Income statement (unaudited)

(Amounts in thousands of Renminbi (“RMB”), except per share data)

		Six-month period ended 30 June
		2003	2002
	Note	RMB	RMB
Turnover		5,493,482	4,224,370
Cost of sales		(4,783,443)	(3,821,165)

Gross profit		710,039	403,205
Selling, general and administrative expenses		(315,583)	(230,008)
Other operating income		6,551	9,375
Other operating expenses		(12,960)	(4,172)

Profit from operations		388,047	178,400
Net financing costs		(90,298)	(113,207)

Profit from ordinary activities before taxation	2	297,749	65,193
Income tax expense	3	(105,512)	(32,119)

Profit attributable to shareholders		192,237	33,074

Basic earnings per share	4	0.057	0.010

Notes on the unaudited interim financial report

1. PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION

The Company was incorporated as a joint stock company with limited liability in the PRC on 23 April 1997 as part of the reorganisation (“Reorganisation”) of Beijing Yanshan Petrochemical Group Company (“Yanshan Company”) in preparation for the listing of the Company’s shares. The Company’s shares and American Depository Shares (“ADSs”) were listed on the Hong Kong Stock Exchange and the New York Stock Exchange respectively in June 1997.

Upon the completion of the Reorganisation, the Company became a subsidiary of Yanshan Company. On 25 February 2000, China Petrochemical Corporation (“Sinopec Group”), underwent a reorganisation, and established a subsidiary, China Petroleum and Chemical Corporation (“Sinopec”). In accordance with the reorganisation agreement, Yanshan Company, previously the Company’s parent company, transferred its 70% equity interest in the Company to Sinopec.

The principal activities of the Company are the manufacturing and sale of petrochemical products in the PRC.

The interim financial report has been prepared in accordance with the requirements of the Rules Governing the Listing of Securities(the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), including compliance with IAS 34 “Interim Financial Reporting” adopted by the International Accounting Standards Board (“IASB”).

The accounting policies have been consistently applied by the Company and are consistent with those adopted in the 2002 annual accounts. The 2002 annual accounts have been prepared in accordance with International Financial Reporting Standards (“IFRS”) promulgated by the IASB. IFRS includes International Accounting Standards and the related interpretations issued and adopted by the IASB.

2. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging / (crediting):

	Six-month period ended 30 June
	2003	2002
	RMB '000	RMB '000
Interest expense	86,603	115,106
Less: Amount capitalised	(7,131)	(13,546)

Interest expense, net	79,472	101,560
Cost of inventories	4,783,443	3,821,165
Depreciation	450,374	405,279
Loss/ (gain) on disposal of property, plant and equipment	6,540	(3)

3. INCOME TAX EXPENSE

Income tax expense in the income statement represents:

	Six-month period ended 30 June
	2003	2002
	RMB'000	RMB'000
Provision for PRC income tax	108,195	—
Deferred taxation	(2,683)	32,119

	105,512	32,119

The provision for PRC income tax is calculated at the rate of 33% (2002: 33%) on the estimated assessable income of the period determined in accordance with relevant income tax rules and regulations of the PRC. The Company did not carry on business overseas and in Hong Kong and therefore did not incur any overseas and Hong Kong income tax.

4. BASIC EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to shareholders for the period of RMB 192,237,000 (2002: RMB 33,074,000) and 3,374,000,000 (2002: 3,374,000,000) shares in issue during the Reporting Period.

Diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during both periods.

5. PROFIT APPROPRIATION

The Directors do not recommend the payment of an interim dividend for the Reporting Period (2002: Nil).

No transfers have been made to the statutory surplus reserve, the statutory public welfare fund nor the discretionary surplus reserve from the income statement for the Reporting Period (2002: Nil).

6. SEGMENT INFORMATION

	Six-month period ended 30 June
	2003	2002
	RMB '000	RMB '000
External sales
Resins and Plastics	2,902,849	2,509,283
Synthetic Rubber	878,229	587,923
Basic Organic Chemical Products	1,406,757	884,260
Others	305,647	242,904

Total external sales	5,493,482	4,224,370

Cost of sales
Resins and Plastics	2,650,511	2,218,128
Synthetic Rubber	685,224	508,101
Basic Organic Chemical Products	1,134,862	845,641
Others	312,846	249,295

Total cost of sales	4,783,443	3,821,165

Segment results
Resins and Plastics	252,338	291,155
Synthetic Rubber	193,005	79,822
Basic Organic Chemical Products	271,895	38,619
Others	(7,199)	(6,391)

Total segment results	710,039	403,205

Selling, general and administrative expenses	315,583	230,008
Net financing costs	90,298	113,207
Other operating expense/(income), net	6,409	(5,203)

Profit from ordinary activities before taxation	297,749	65,193

In view of the fact that Company operates mainly in the PRC, no geographical segmental information is presented.

7. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current Reporting Period’s presentation.

Management’s Discussion and Analysis

Operation Review

In the first half of 2003, the sales of the Company was RMB 5,493.5 million, representing an increase of 30.0% as compared with that of the same period in the previous year. During the Reporting Period, the economy of the PRC continued to grow at great momentum despite of the occurrence of SARS in the second quarter, which had limited impact on the growth of the PRC economy. The demand for and price of petrochemical products in the domestic market remained at a comparably high level. The average price of each of the eight principal products of the Company increased by 27.8% as compared with those of the same period in the previous year.

During the first half of 2003, the Company continued to develop and manufacture specialised products to improve its product mix in order to maintain the competitiveness of the Company’s products. For the same period, the percentage sales of specialised products, which in general command higher margins than generic products, to total sales of resins and plastics was 65.4%.

The following table sets out the comparative figures for the sales of the Company’s principal products for the six months ended 30 June 2003 and 2002, respectively:

		For the six-month period ended 30 June
	2003 Sales	Percentage of Company’s Sales		2002 Sales	Percentage of Company’s Sales
Principal Products	(RMB '000)	(%	)	(RMB '000)	(%	)
Resins and Plastics	2,902,849	52.8		2,509,283	59.4
Synthetic Rubber	878,229	16.0		587,923	13.9
Basic Organic
Chemical Products	1,406,757	25.6		884,260	20.9
Others	305,647	5.6		242,904	5.8

Total	5,493,482	100.0		4,224,370	100.0

The following table shows the percentage of main business-related operating expenses in relation to the total sales of the Company:

	For the six-month period ended 30 June
	2003		2002
	(%	)	(%	)
Sales	100.0		100.0
Less expenses:
Raw materials	62.1		62.5
Fuel and power	11.0		13.2
Depreciation	8.2		9.6
Salary and bonus	1.8		2.1
Other production expenses	4.8		4.1
Selling, general and administrative expenses (exclusive of depreciation, salary and bonus)	5.0		4.3
Operating profit ratio	7.1		4.2

In the first half of 2003, the cost of goods sold of the Company increased from RMB3,821.2 million to RMB4,783.4 million, representing an increase of 25.2% as compared with that of the same period in 2002. This was mainly attributable to: (i) the increase in the price of cracking feedstock, which resulted in the corresponding increase in the expenses for the raw materials; (ii) increased depreciation caused by the completion and utilisation of the ethylene production unit expansion project; and (iii) increase in other production expenses as a result of the necessary shutdown and overhaul of certain units. Costs of cracking feedstock represents the largest portion of operational costs and accounted for 52.5% and 47.2% of the sales costs for 2003 and the first six months of 2002 respectively. In the first half of 2003, the costs for cracking feedstock amounted to RMB2,509.2 million, representing an increase of RMB707.1 million from RMB1,802.1 in the first half of 2002, or an increase of 39.2%. The average price of cracking feedstock in the first half of 2003 increased by 28.8% as compared to that of the same period last year.

For the Reporting Period, the Company’s selling, general and administrative expenses increased from RMB230.0 million to RMB315.6 million as compared with the same period in 2002, representing an increase of 37.2%, which mainly resulted from the increase of the Company’s bad debt provisions by approximately RMB31 million.

For the Reporting Period, financial expenses decreased from RMB113.2 million to RMB90.3 million as compared to that of the same period in 2002, representing a decrease of 20.2%, mainly attributable to the decrease in interest expense as a result of decrease in the long-term and short-term bank loans. Profit from ordinary activities before taxation amounted to RMB297.7 million, representing an increase of 356.6% from RMB65.2 million for the same period in 2002. The Company’s net profit for the first six months of 2003 was RMB192.2 million, representing a net margin of 3.5%, as compared to the net profit of RMB33.1 million, with a net margin of 0.8%, in the same period of 2002.

Sources of Working Capital and Other Capitals

The funding of the Company is sourced from the cashflow from its operation and bank loans, which were used mainly to cover its capital expenditure and working capital.

During the first half of 2003, the net cashflow from the Company’s operations amounted to RMB827.4 million, representing an increase of RMB429.4 million as compared with that of the same period in 2002 which mainly includes (i) RMB297.7 million as profit before taxation; (ii) RMB450.4 million as total depreciation costs; and (iii) RMB127.4 million from the reduction of inventory. The increase in the cashflow from the operations helps to reduce the bank loans and reduce the interest expense of the Company.

The Company’s short-term and long-term loans are mainly from financial institutions in the PRC. As of 30 June 2003, the Company’s total outstanding loans decreased by RMB788.1 million from RMB4,083.9 million as of 31 December 2002 (RMB2,156.4 million of which is attributable to short-term loans) to RMB3,295.8 million (RMB1,576.4 million of which is attributable to short-term loans).

Outlook for the Second Half of 2003

Over the first six months of 2003, the PRC’s GDP increased by 8.2%. The economy of the PRC is expected to improve further in the second half of 2003, which will be beneficial in maintaining an increase in the demand for petrochemical products in the PRC.

The Company will fully utilise its unique position in the market in its continuing efforts to improve the efficiency of production through technical development and innovations. The Company also aims to increase the added value of the products through reasonable readjustment of the product mix on the basis of adequate market analysis and enhance the economic efficiency of the Company by strengthening marketing strategies. The Company’s objective is to produce a satisfactory return to the shareholders of the Company.

Interim Dividends

The Company’s board of directors has decided not to declare any interim dividends.

Gearing Ratio

In the first half of 2003, the Company’s gearing ratio was 60.3% (in 2002: 73.8%). The decrease in the gearing ratio was mainly due to a decrease in both long-term and short-term debts of the Company during the Reporting Period. The gearing ratio is calculated by dividing the total of long-term and short-term bank loans by the total of the shareholders’ equity.

Contingent Liabilities

As of 30 June 2003, the Company had no significant contingent liabilities.

Purchase, Sale and Investment

During the Reporting Period, there was no material purchase, sale or investment in connection with the Company’s subsidiaries and associates.

Pledges of Assets

During the Reporting Period, there was no material pledge of assets.

Exposure to Fluctuations in Exchange Rates and Any Related Hedges

The Company is exposed to foreign exchange currency risk primarily as a result of its foreign currency denominated long-term debt and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The Company had no foreign currency hedging activity during the Reporting Period.

Capital Structure

The Company’s capital structure as of 30 June 2003 was as follows:

Class of shares	Number of shares	Percentage of total issued
		share capital
Domestic Shares held by Sinopec	2,362,000,000	70.0%
Foreign shares (in the form of H shares)	1,012,000,000	30.0%

Total	3,374,000,000	100.0%

Substantial Shareholders

As of 30 June 2003, shareholders holding over 10% of the share capital of the Company are as follows:

Class of shares	Number of shares	Percentage of total issued
		share capital
Sinopec	2,362,000,000	70.0%
HKSCC Nominees Limited	978,320,999	29.0%

Purchase, Sale and Redemption of the Listed Shares of the Company

The Company did not purchase, sell or redeem any of the listed shares of the Company during the Reporting Period.

Directors’ and Supervisors’ Interests

As of 30 June 2003, none of the Company’s directors, supervisors or chief executives, including their spouses and/or children under 18 years of age, received beneficial interest in the issued shares or any other rights to subscribe for shares in the Company.

Uniform Income Tax Rate and Local Taxation Benefits

The Company is subject to the PRC’s income tax rate of 33%. The Company is not aware of any governmental policy changes that will potentially affect the Company’s tax rate.

Trust Deposit

As of 30 June 2003, the Company did not have any trust deposits with any financial institutions in the PRC. The Company has not encountered any withdrawal difficulties with respect to its deposits.

Employee Housing Scheme

In accordance to the relevant laws and regulations of the PRC, the policy for the allocation of housing as welfare benefits has ceased to apply. The Company is considering measures for payment of housing subsidies including increasing wages or making a lump sum payment to qualified employees. Once determined, these measures will be reflected in the accounts of the next relevant year. As disclosed in the Company’s prospectus dated on 17 June 1997, the predecessor of the Company is willing to pay such a lump sum payment. For this purpose, the Company is not expecting any cash outflows.

Disclosure of Major Events

(1)	At the Shareholders’ Meeting of the Company for Year 2002 held on 27 June 2003, 12 people including Du Guosheng, Wang Yuying, Wang Yongjian, Yang Qingyu, Wang Ruihua, Xu Hongxing, Cui Guoqi, Xiang Hanyin, Yang Xuefeng, Zhang Yanning, Liu Haiyan and Zhang Haoruo comprised the third session of board of directors of the Company, amongst whom, Mr. Yang Xuefeng, Mr. Zhang Yanning, Mr. Liu Haiyan and Mr. Zhang Haoruo acted as independent non-executive directors of the Company; nine people including Shang Bo, Ren Jinxiang, Wang Guifen, Wang Shulan, Liu Changwei, Rong Guozhong, Zhang Jianjun, Geng Dianming and Zhao Shaohua comprise of the third session of the board of supervisors of the Company, among whom, Mr. Geng Dianming and Mr. Zhao Shaohua acted as the independent supervisors of the Company.

(2)	On the first meeting of the third session of the board of directors held on 27 June 2003, Mr. Du Guosheng was elected as the Chairman of the board of the Company, and Mr. Yang Qingyu was elected as the vice chairman of the board. It was resolved that, Mr. Xu Hongxing is engaged as the general manager of the Company, and Mr. Zhao Qichao the deputy general manager of the Company; Mr. Guo Hong was retained as the chief financial officer of the Company, and Mr. Zhou Quansheng the secretary of the board of the company; and it was resolved that an audit committee was established comprising of Yang Xuefeng, Zhang Yanning, Liu Haiyan and Zhang Haoruo, and Mr. Yang Xuefeng was elected as the chair person of the audit committee.

(3)	On the first meeting of the third session of the board of supervisors held on 27 June 2003, Mr. Shang Bo was elected as the chairman of the board of supervisors.

Code of Best Practice

None of the Company’s directors is aware of any information that would reasonably indicate that the Company is not or was not, during the Reporting Period, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

On behalf of the board of directors

Du Guosheng

Chairman

Beijing, the PRC

15 August 2003

Interim Results

A detailed results announcement of the Company for the six-month period ended 30 June 2003 containing all information as required by paragraph 46 (1) to 46 (6) of Appendix 16 to the Lisiting Rules will be published on the website of the Stock Exchange in due course.

Documents Available for Inspection

The full text of the Interim Report and Interim Financial Report signed by the Chairman is available for inspection at the company secretary office, No. 1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing, the PRC.

Sinopec Beijing Yanhua Petrochemical Company Limited

No. 1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing, the PRC

Postal Code: 102500

Tel: (0086) 10 69345924

Fax: (0086) 10 69345448

Please also refer to the published version of this announcement in the (South China Morning Post)